Exhibit 3.8

AMENDMENTS TO BY-LAWS OF CIG WIRELESS CORP.

AS AMENDED BY THE BOARD OF DIRECTORS

OF CIG WIRELESS CORP ON AUGUST 1, 2013

Article I.

Shareholders Meeting

.01 Annual Meetings.

The annual meeting of the shareholders of this Corporation, for the purpose of election of Directors and for such other business as may come before it, shall be held at the registered office of the Corporation, or such other places, either within or without the State of Nevada, as may be designated by the notice of the meeting, on such date and at such time as may be designated from time to time by the Board of Directors.

Article II.

Directors

.02 Number, Tenure and Qualifications.

The number of Directors of the Corporation elected by voting at the annual meeting shall be not less than one nor more than thirteen with the exact number determined from time to time by resolution of the Board of Directors. In addition to the Directors elected at the annual meeting, the Board of Directors shall also contain those additional Directors elected pursuant to this Corporation’s Certificate of Designation, Preferences and Rights of Series A-1 Non-Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of CIG Wireless Corp. (the “Series A-1 & Series A-2 Certificate of Designation”) as provided in Section XIV of these Bylaws. Each Director shall hold office until his/her successor shall have been elected and qualified.

.03 Election.

Between three and nine Directors shall be elected by the shareholders at their annual meeting each year, other Directors can be elected pursuant to the Series A-1 & Series A-2 Certificate of Designation as provided in Section XIV of these Bylaws; and if, for any cause the Directors shall not have been elected at an annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

.04 Vacancies.

In case of any vacancy in the Board of Directors, the remaining Directors, whether constituting a quorum or not, may elect a successor to hold office for the unexpired portion of the terms of the Directors whose place shall be vacant, and until his/her successor shall have been duly elected and qualified. Further, the remaining Directors may fill any empty seats on the Board of Directors even if the empty seats have never been occupied. Notwithstanding the foregoing, vacancies of those additional Directors elected pursuant to the Series A-1 & Series A-2 Certificate of Designation as provided in Section XIV of these Bylaws shall be filled by those holders of preferred stock entitled to elect said Directors under Section XIV of these Bylaws.

Exhibit 3.8

Article XIV.

Special Provisions

.01 Series A-1 Directors.

Notwithstanding any other provision of these Bylaws, as long as any shares of Series A-1 Preferred Stock remain outstanding under the Series A-1 & Series A-2 Certificate of Designation, the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, voting as a separate class, shall pursuant to NRS 78.330 be entitled to elect two (2) directors of the Corporation (the “Series A-1 Directors”), subject to the further rights of the holders of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock as set forth in Section 6(b)(iv) of the Series A-1 & Series A-2 Certificate of Designation.

.02 Series A-2 Directors.

Notwithstanding any other provision of these Bylaws, as long as any shares of Series A-2 Preferred Stock remain outstanding under the Series A-1 & Series A-2 Certificate of Designation, the holders of a majority of the outstanding shares of Series A-2 Preferred Stock, voting as a separate class, shall pursuant to NRS 78.330 be entitled to elect the number of directors of the Corporation equal to the difference (but not less than zero) of (x) two (2), minus (y) the number of Series A-1 Directors then able to be elected (the “Series A-2 Directors”). For the avoidance of doubt, if no Series A-1 Preferred Stock is then outstanding, the holders of the Series A-2 Preferred Stock shall be entitled to elect the Series A-2 Directors in accordance with the immediately preceding sentence.

.03 Additional Directors.

Notwithstanding any other provision of these Bylaws, if the Corporation incurs an Event of Default (as such term is defined in the Series A-1 & Series A-2 Certificate of Designation), then (x) the size of the Board shall automatically, without further notice, action or deed, increase from five (5) to seven (7), and (y) the holders of a majority of the then outstanding shares of Series A-1 Preferred Stock (or, if no Series A-1 Preferred Stock is then outstanding, then the holders of the Series A-2 Preferred Stock) shall have pursuant to NRS 78.330 the right to appoint two (2) additional directors of the Corporation; provided, however, if such Event of Default is cured within six (6) months of the first occurrence thereof, then (x) the appointment of such additional directors shall, without further notice, action or deed, terminate upon such cure, and (y) the size of the Board shall thereupon automatically, without further notice, action or deed, revert to five (5) upon such cure. The determination of whether any Event of Default has been cured shall be made by the then current Board.

Exhibit 3.8

.04 Election of Directors.

The holders of outstanding shares of Series A-2 Preferred Stock, Series B Preferred Stock and Common Stock, voting together as a single class, shall pursuant to NRS 78.330 be entitled to elect the number of directors of the Corporation equal to five (5) less the number of Series A-1 Directors and Series A-2 Directors then able to be elected.

.05 Change in Number of Directors.

Notwithstanding any other provision of these Bylaws, but subject to Section 6(b)(iv) of the Series A-1 & Series A-2 Certificate of Designation, so long as any shares of Series A-1 Preferred Stock or any shares of Series A-2 Preferred Stock remain outstanding, without the prior affirmative vote or prior written consent of the Requisite Investors, the Corporation shall not, directly or indirectly, or permit any of its Subsidiaries to, by amendment to the Corporation’s Articles of Incorporation, bylaws or other governing documents, merger or otherwise, change the number of directors which constitutes the Board.